Willkie Farr & Gallagher LLP Letterhead
October 30, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	The Gabelli Equity Trust Inc. (the “Fund”) Registration Statement on Form N-2 (Securities Act File No. 333-137298, Investment Company Act File No. 811-04700) Supplemental Response to Comments
Dear Ms. Hatch:
On behalf of the Fund, I hereby transmit for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, a supplement to the correspondence filed on October 23, 2006 (the “Response Letter”). The Response Letter addressed comments provided by Laura Hatch of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 10, 2006 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on September 13, 2006.
The purpose of this correspondence is to supplement the Response Letter pursuant to a telephone conversation with Ms. Hatch on October 26, 2006. This information will be included in Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement which we intend to file the week of October 30, 2006. We are filing this correspondence prior to filing Amendment No. 1 in an effort to expedite the Staff’s review and facilitate the contemplated offering. For the convenience of the Staff, the substance of the original comment to which this correspondence relates has been set forth below. The Fund’s response is set out immediately under the restated comment.
The Fund is filing this letter as correspondence prior to the filing of Amendment No. 1 and may file additional correspondence should any further material changes be made to this N-2 between the time this letter is filed as correspondence and the time of the filing of Amendment No. 1.
Use of Proceeds
Question: On page 9, it states that “the Fund intends to use the net proceeds to redeem [all] shares of Series B Preferred of which there are 4,950,000 shares outstanding with a liquidation rate of $25 per share, which were redeemable beginning on June 20, 2006.”

Aaron D. Wasserman, Esq.
October 30, 2006
Please state the time limit (i.e. how long it will take to redeem all shares of Series B Preferred).

Response: Please see the revised disclosure clarifying the intended use of proceeds.
Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8622.
Very truly yours,
Aaron D. Wasserman
Enclosure
cc:	Laura Hatch, Division of Investment Management, SEC
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP
Bruce N. Alpert, The Gabelli Equity Trust Inc.
James E. McKee, Esq., The Gabelli Equity Trust Inc.

Aaron D. Wasserman, Esq.
October 30, 2006
     The net proceeds of the offering are estimated at approximately $                    , after deduction of the estimated underwriting discounts and estimated offering expenses payable by the Fund. Based on the current interest rate environment and market conditions, the Fund currently intends to use the net proceeds to redeem all remaining shares of Series B Preferred of which there are 4,950,000 shares outstanding with a liquidation preference of $25 per share, which were redeemable beginning on June 20, 2006. The Investment Adviser currently anticipates that the Fund will redeem those shares within six months of the completion of the offering. The timing of the redemption will depend on the Investment Adviser’s judgment as to current market conditions, including, in particular, factors effecting interest rates and the securities in which the Fund invests. If the interest rate environment or market conditions change substantially during this six month period, the Board of Directors of the Fund may decide that it is in the best interest of the Fund’s common shareholders not to redeem some or all of the outstanding Series B Preferred, but rather to invest the proceeds in accordance with the Fund’s objectives and policies.